UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 18)

                               Mercom, Inc.
                             (Name of Issuer)


                               Common Stock
                              $1.00 Par Value
                      (Title of Class of Securities)

                                 58935D109
                              (CUSIP Number)

                            Raymond B. Ostroski
               Executive Vice President and General Counsel
                             C-TEC Corporation
                            105 Carnegie Center
                       Princeton, New Jersey  08540
                         Tel. No.:  (609) 734-3700
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                               July 13, 1995
                  (Date of Event which Requires Filing of
                              this Statement)

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

               Check the following box if a fee is being paid with this statement: [ ].

               Note: This document is being eletronically filed with the Commission, using the EDGAR system. Additionally, one paper copy of the filing will subsequently be sent to the Commission. See Rule 13D-1(a) for other parties to whom copies are to be sent.


                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP Nos.  58935D109       |             |             Page 2           |
|                            |             |                              |
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON:                                          |
|    |               C-TEC Corporation                                    |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |               23-2093008                                           |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                 -  |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                       WC                                           |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                       N/A                                          |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |               Pennsylvania                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |                                               |
|                    |    | 1,044,194 (See Item 5)                        |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |  -0-                                          |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |                                               |
|    PERSON          |    | 1,044,194 (See Item 5)                        |
|     WITH           |____|_______________________________________________|
|                    | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |  -0-                                          |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |                                                                    |
|    | 1,044,194 (See Item 5)                                             |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    | 43.63% (See Item 5)                                                |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |         CO                                                         |
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)

               This Amendment No. 18 to Schedule 13D relating to Mercom, Inc., a Delaware corporation (the "Company" or "Mercom"), amends the
Schedule 13D originally filed on March 14, 1990, as subsequently amended, and as amended and restated by Amendment No. 17 to Schedule 13D on April 19, 1995 (as so amended and restated, the "Schedule 13D").

Item 4.        Purpose of Transaction.

               The response set forth in Item 4 of the Schedule 13D is amended and supplemented as follows:

               On July 13, 1995, the Company announced that the Securities and Exchange Commission declared effective the Company's registration statement relating to a rights offering of 2,393,530 shares of its Common Stock. The Company is distributing non-transferable subscription rights ("Rights") to holders of shares of its Common Stock to subscribe for and purchase shares of its Common Stock at a subscription price of $3.60 per share. Shareholders of record at the close of business on July 20, 1995 will receive one Right for every share of Common Stock held. Rights holders may purchase one share of Common Stock for each Right held. Each Right also carries the right to "oversubscribe" at the subscription price for shares of Common Stock that are not otherwise purchased pursuant to the exercise of Rights. The Rights will be evidenced by non-transferable certificates and will expire at 5:00 p.m., New York City time, on August 10, 1995, unless extended.

               The Company has indicated that the net proceeds from the rights offering are expected to be approximately $8,100,000 and will be used (i) to repay approximately $5,070,000 of outstanding indebtedness to Morgan Guaranty Trust Company of New York under a credit agreement and (ii) to repay
$2,287,000 of outstanding indebtedness to C-TEC under two demand notes. The remaining proceeds of approximately $743,000 will be used for general corporate purposes including capital expenditures.

               Properties will receive 1,044,194 Rights. C-TEC and the Company have entered into a Rights Exercise Agreement dated as of July 13, 1995 (the "Rights Exercise Agreement"). A copy of the Rights Exercise Agreement is filed as an exhibit hereto and is incorporated herein by reference. Pursuant to the Rights Exercise Agreement, C-TEC has agreed, subject to the terms and conditions set forth therein, to cause Properties to exercise all of the rights it receives and to oversubscribe for all other available shares of Common Stock being offered for sale in the rights offering. The opportunity to exercise the right to oversubscribe is available to all holders of Rights on the same terms. Properties will use working capital provided by C-TEC to exercise its Rights.

Item 5.  Interest in Securities of the Company.

               The response set forth in Item 5 (a) and (b) of the Schedule 13D is amended and supplemented as follows:

               The information set forth in Item 5 (a) and (b) does not include the shares of Common Stock that may be purchased pursuant to the exercise of the Rights.

Item 7.        Material to be Filed as Exhibits.

Exhibit 99            C-TEC Rights Exercise Agreement


                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 13, 1995



                                       C-TEC CORPORATION


                                       By: /s/ David C. McCourt
                                          ------------------------
                                           David C. McCourt
                                           Chairman and Chief
                                           Executive Officer


                               Exhibit Index


Exhibit                                 Description
- --------------------    --------------------------------------------
   99                   Rights Exercise Agreement dated as of July
                        13, 1995 between Mercom, Inc. and C-TEC
                        Corporation